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                                                                EXHIBIT 20.01


               SIXTH AMENDMENT TO AGREEMENT OF PURCHASE AND SALE


     THIS SIXTH AMENDMENT TO AGREEMENT OF PURCHASE AND SALE (the "Sixth Amendment") is made as of this 18th day of August, 1996, by and between CALIFORNIA JOCKEY CLUB, a Delaware corporation ("Seller"), and PROPERTY RESOURCES, INC., a California corporation ("Buyer").

                                   RECITALS:

     Effective as of May 31, 1995, Buyer and Seller entered into that certain Agreement of Purchase and Sale (the "Purchase Agreement"), under the terms of which Buyer agreed to acquire, and Seller agreed to convey, certain real property located in San Mateo, California, as more particularly described in the Purchase Agreement. On June 21, 1995, Buyer and Seller entered into that certain First Amendment to Agreement of Purchase and Sale (the "First Amendment"). On December __, 1995, Buyer and Seller entered into that certain Second Amendment to Agreement of Purchase and Sale (the "Second Amendment"). On January 31, 1996, Buyer and Seller entered into that certain Third Amendment to Agreement of Purchase and Sale (the "Third Amendment"). On March 18, 1996, Buyer and Seller entered into that certain Fourth Amendment to Agreement of Purchase and Sale (the "Fourth Amendment"). On April ____, 1996, Buyer and Seller entered into that certain Fifth Amendment to Agreement of Purchase and Sale (the "Fifth Amendment"). Buyer and Seller now desire to further amend the Purchase Agreement in several respects.

     NOW, THEREFORE, Buyer and Seller hereby agree as follows:

     1. All defined terms as used in this Sixth Amendment shall have the same meanings as set forth in the Purchase Agreement, unless otherwise specifically set forth herein.

     2. Section 2.01(a) of the Purchase Agreement is hereby amended in its entirety to read as follows:

          The total purchase price for the Property (the "Purchase Price") shall be in an amount equal to the sum of (i) the product of (A) Six Hundred Fifty-Three Thousand Four Hundred Dollars ($653,400.00); and (B) the number of Net Acres (as hereinafter defined) in the Subject Real Property; and
     (ii) Four Million Nine Hundred Fifty Thousand Dollars ($4,950,000.00).

     3. Section 2.02(c) of the Purchase Agreement is hereby amended in its entirety to read as follows:

          In addition, the Purchase Price payable at the Close of Escrow shall be further increased or decreased (as the case may be) subject to the terms, provisions and limitations as set forth in Section 7.02, by forty-four percent (44%) of the difference between (i) the actual cost of the Off-Site Improvements (as hereinafter defined) as set forth on Seller's fixed price contracts for such Off-Site Improvements; and (ii) Eleven Million Dollars ($11,000,000.00) (the "Base Amount"). The cost of the Off-Site Improvements shall include engineering and other associated costs reasonably and actually incurred in connection with the design and construction of the Off-Site Improvements.
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     4.  The first paragraph of Section 2.03 of the Agreement is hereby amended as follows:

          The Close of Escrow shall occur on the three hundred thirtieth (330th) calendar day following the date the Entitlements are granted by the City of San Mateo as provided in Section 3.02 below; provided that Buyer's obligation to close Escrow is expressly subject to and conditioned upon:
     (a) Buyer's receipt of satisfactory evidence that Seller has posted the requisite security as described in Section 7.02; (b) the City of San Mateo has confirmed in conjunction with the grant of the Entitlements that it will issue grading, foundation and/or building permits to Buyer notwithstanding that the Off-Site Improvements are not completed (the "Permit Confirmation"); (c) the City of San Mateo has confirmed in conjunction with the grant of the Entitlements that it will issue Certificates of Occupancy to Buyer for not less than six hundred sixty thousand (660,000) square feet of office space notwithstanding that construction of the Off-Ramp may not be completed (the "Occupancy Confirmation"); and (d) Seller has complied with all of the other terms and provisions of this Agreement. If Seller elects, in accordance with Article XII below, to effect the transfer of the Property to Buyer as part of a tax-free exchange of the Training Facility (as hereinafter defined in Article XII), then the Close of Escrow shall occur on the later of (x) the three hundred thirtieth (330th) calendar day following the date the Entitlements are granted by the City of San Mateo as provided in Section
     3.02 below, and (y) five (5) business days following the date of substantial completion of construction of the Training Facility; provided that Buyer's obligation to close Escrow is expressly subject to and conditioned upon: (1) Buyer's receipt of satisfactory evidence that Seller has posted the requisite security as described in Section 7.02; (2) Buyer's receipt of the Permit Confirmation; (3) Buyer's receipt of the Occupancy Confirmation; and (4) Seller's compliance with all of the other terms and provisions of this Agreement. In either case, if Buyer has not received either the Permit Confirmation or the Occupancy Confirmation by the date Close of Escrow would otherwise occur, Buyer shall either waive receipt of same or terminate this Agreement.


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     5.  In accordance with Section 2.03(a) of the Purchase Agreement, Seller hereby agrees to cause to be removed, on or before the Close of Escrow, Item 4 as shown on Schedule B (Part II) of the Pro Forma. Buyer hereby waives its objection to Item 10 as shown on Schedule B (Part II) of the Pro Forma. In addition, Seller shall advise Buyer in writing, on or before August 31, 1996, whether Seller agrees to remove Items 5, 6 and 7 as shown on Schedule B (Part
II) of the Pro Forma.

     6. Section 3.02 of the Purchase Agreement (as amended by Section 6 of the Second Amendment) is hereby amended to provide that the Entitlements Timetable shall be in the form attached hereto as Exhibit "A", which Entitlements Timetable is hereby incorporated into the Purchase Agreement by this reference.
Section 3.02 of the Purchase Agreement is hereby further amended to provide that the Entitlement Procurement Date shall mean March 17, 1997.

     7. Section 6.06 of the Purchase Agreement is hereby amended by the deletion of the third (3rd) sentence thereof.

     8. Section 7.01 of the Purchase Agreement is hereby amended to provide that, so long as the Entitlements Procurement Date is not delayed, Buyer hereby consents to (a) Seller's prosecution of the Alternative Land Use Program for Parcel 3 as set forth on Exhibit "B" attached hereto; and (b) the construction of one (1) or more barns containing up to two hundred ten (210) stalls on the Race Track.

     9. Section 3.06 of the Purchase Agreement is hereby deleted in its entirety.

     10. Section 7.02 of the Purchase Agreement is hereby amended in its entirety to read as follows:

          7.02. Off-Site Improvements. Seller shall be responsible, at its sole cost and expense, to construct all Off-Site Improvements which are required by the City of San Mateo and the State of California as a condition to the grant of the Entitlements. Seller covenants and agrees to complete all such Off-Site Improvements (other than the Off-Ramp, but including the Retention Basin as described in Section 14.11 of the Agreement) not later than the second (2nd) anniversary of the date of the grant of the Entitlements (subject to the effect of any events of Force Majeure (as hereinafter defined). Seller shall commence the surcharging of Saratoga Drive (and shall diligently prosecute such surcharging to completion) not later than thirty (30) calendar days following the grant of the Entitlements. Until such time as the Off-Site Improvements are complete, Buyer shall have the right to utilize all available traffic capacity/trip generation allocable to the Subject Real Property and to Parcel 3. For purposes of this Section 7.02, the term "Force Majeure" shall mean a delay or impediment in completing the Off-Site Improvements caused by reason of strikes, lockouts, labor troubles, inability to procure materials, failure of power, riots, insurrection, war, fire, casualty, earthquake, acts of God or other reason of a like nature not the fault of Seller. Seller shall immediately advise Buyer in writing if Seller asserts the occurrence of an event of Force Majeure. If Seller is delayed in completing such Off-Site Improvements for reasons other than Force Majeure, Buyer shall not have a remedy for monetary damages against Seller unless such delay materially adversely affects Buyer's development timetable. In addition, Seller covenants and agrees to complete the Off-Ramp not later than December 31, 1999, subject to the effect of any event of Force Majeure. If any of the Off-Site Improvements (including the Off-Ramp and the Retention Basin) are not completed as of the Close of Escrow, then


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     Seller shall post with Buyer security in an amount equal to one hundred twenty-five percent (125%) of the reasonably estimated cost to complete the Off-Site Improvements, which security shall be in the form of an irrevocable standby letter of credit, set-aside letter from Seller's bank or surety bond; provided, however, that if, as a condition to the grant of the Entitlements, the City of San Mateo and/or the State of California requires that Seller post with such governmental authority adequate security assuring the completion of all of the required Off-Site Improvements, then Seller shall not be required to post any such additional security with Buyer. For purposes of this Agreement, such Off-Site Improvements shall be deemed to be completed when such Off-Site Improvements are accepted by the City of San Mateo or the State of California. Seller shall be solely responsible for the cost of, and Buyer shall have no contribution obligation with respect to, any warranty required with respect to the Off-Site Improvements by the City of San Mateo and/or the State of California.

          (a) In addition, Seller hereby represents, warrants and covenants to Buyer (which representation, warranty and covenant shall survive the Close of Escrow), that in no event shall the sum of the payments made by Buyer pursuant to Section 2.02(c) of the Purchase Agreement together with any comparable sums paid to Seller by the purchaser(s) of Parcel 3, exceed one hundred percent (100%) of the cost of the Off-Site Improvements.


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          (b)  The Off-Site Improvements shall include construction of the proposed pedestrian path (including, but not limited to, the cost of paving, lighting and landscaping) from Saratoga Drive to the southwesterly boundary line of the Race Track. Seller's Deed to Buyer for the Subject Real Property may contain a reservation for an easement over such pedestrian path appurtenant to the Race Track and Parcel 3.

          (c) Seller and Buyer hereby further agree that, notwithstanding the parties' agreement as set forth herein with respect to the allocation of responsibility for the cost of the Off-Site Improvements, any fee credits or offsets received from the City of San Mateo (including, but not limited to, any credits against the City's Transportation Improvements Fee) shall be apportioned between the Subject Real Property and Parcel 3 in a manner reasonably intended to eliminate the applicable fee burden on both properties. Where the development on either property does not generate any fee burden, any fee credit or offset received from the City of San Mateo shall be retained and utilized solely by the property subject to any such fee.

          (d) If the City of San Mateo, the County of San Mateo, the State of California or any other third party (exclusive of any purchaser of Parcel
     3) makes a financial contribution toward the cost of the Off-Site Improvements such that the net cost to Seller of the Off-Site Improvements is less than the Base Amount, Buyer shall be entitled to receive a credit against the Purchase Price in an amount equal to forty-four percent (44%) of the difference between the Base Amount and the net cost to Seller of the Off-Site Improvements. Seller, at its option, may assign the construction contracts for the Off-Site Improvements (collectively, the "Improvement Contracts") to Buyer, as of the Close of Escrow, in which event Buyer shall assume the obligation to complete the Off-Site Improvements and the Purchase Price, rather than being increased or decreased as provided in
     Section 2.02(c), shall be adjusted as follows:

      (i) The percentage of work completed under the Improvement Contracts shall be determined reasonably and in good faith by Seller and Buyer and multiplied by forty-four percent (44%) of the fixed prices set forth therein (the "Contract Sum"), said product being referred to herein as the "Partial Completion Value";


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     (ii)  The Purchase Price shall be increased by the amount, if any, by which the Partial Completion Value exceeds Four Million Nine Hundred Fifty Thousand Dollars ($4,950,000.00) or decreased by the amount, if any, by which Four Million Nine Hundred Fifty Thousand Dollars ($4,950,000.00) exceeds the Partial Completion Value.

     Concurrently with the Close of Escrow, Seller shall pay the balance of the Partial Completion Value to the contractors performing the Improvement Contracts (the "Improvement Contractors"). Thereafter, except as provided below, as payments are called for under the Improvement Contracts, Buyer shall pay forty-four percent (44%) thereof to the Improvement Contractors and Seller shall pay the remaining fifty-six percent (56%). As security for Seller's obligation to fund the remaining fifty-six percent (56%) of the Contract Sum (the "Unfunded Balance"), concurrently with the Close of Escrow, Seller shall, at its election, do one of the following:

          (1) deposit with an independent third party reasonably acceptable to Buyer an amount equal to the Unfunded Balance;

          (2) deliver to Buyer security in an amount equal to the Unfunded Balance, which security shall be in the form of an irrevocable standby letter of credit or set-aside letter from Seller's bank; or

          (3) accept from Buyer in partial satisfaction of the Purchase Price a promissory note (the "Note") from Buyer (as secured by a deed of trust recorded against the Subject Real Property) in an amount equal to the Unfunded Balance, accruing interest at the then Applicable Federal Rate and with the entire unpaid balance of principal and accrued interest due and payable on the earlier to occur of (A) the second anniversary of the Close of Escrow; and
               (B) payment by Seller in full of the Unfunded Balance. The Note shall provide that Buyer may off-set against any sums due Seller thereunder any reimbursements by Seller of the Unfunded Balance which are not timely paid to Buyer, and shall otherwise contain customary terms and provisions.

     Seller may delegate its payment obligation to the Improvement Contractors with respect to Parcel 3 to the party then in contract with Seller to purchase Parcel 3 (the "Parcel 3 Purchaser"), in which event following the Close of Escrow and such delegation, as payments are called for under the Improvement Contracts, Buyer shall pay forty-four percent (44%) thereof, the Parcel 3 Purchaser shall pay fifty-three and 33/100 percent (53.33%) thereof, and Seller shall pay the balance; provided that in no event shall such delegation relieve Seller of its liability for the performance of such payment obligations.


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     Buyer shall have the right to approve the Improvement Contracts, which approval not to be unreasonably withheld; provided that in no event shall Buyer be obligated to assume non-fixed price contracts.

     11. Section 14.11 of the Purchase Agreement (as added thereto by Section 18 of the Second Amendment) is hereby amended in its entirety to read as follows:

          14.11. Storm Drainage Easement. At the Close of Escrow, Seller shall deliver to Buyer, a perpetual storm drainage easement, in recordable form and otherwise in a form and content reasonably acceptable to Seller and Buyer, permitting Buyer, its successors and assigns, to discharge Buyer's storm water run-off into a holding pond located on the Race Track (the "Retention Basin"). Seller shall be responsible, at its sole cost and expense, for the construction and maintenance of the Retention Basin, as are necessary to afford appropriate drainage for the Subject Real Property upon the occurrence of a "Twenty-Five Year" storm; provided that if the cost of the Retention Basin exceeds the amount of Seven Hundred Thousand Dollars ($700,000.00) (as evidenced by an estimate reasonably acceptable to Buyer, prepared by Seller's civil engineer and delivered to Buyer), then Buyer shall fund thirty-three percent (33%) of such additional costs. For the purposes of this Section 14.11, the costs of construction of the Retention Basin shall not include any imputed land costs, but shall include all construction, engineering and other associated costs and the cost of installation of necessary pumps, lines, or pipes and associated equipment originating at the property line of the Subject Real Property and terminating at such Retention Basin. Seller shall also be responsible for the installation, maintenance and repair of the necessary lines or pipes and associated equipment originating at the property line of the Subject Real Property and terminating at such Retention Basin.

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     12.   In all other respects, the Purchase Agreement, as amended by the terms of the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment remains unchanged and in full force and effect.

     IN WITNESS WHEREOF, Buyer and Seller have executed this Sixth Amendment to Agreement of Purchase and Sale as of the date set forth above.

SELLER:                                      BUYER:

CALIFORNIA JOCKEY CLUB,                      PROPERTY RESOURCES, INC.,
a Delaware corporation                       a California corporation


By:  /s/ Kjell H. Qvale                      By: /s/ Michael J. McCulloch
   ----------------------                        --------------------------
Its:  Chairman                                    Michael J. McCulloch
    ---------------------                    Its: Executive Vice President


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                                  EXHIBIT "A"

                             ENTITLEMENTS TIMETABLE


o  Complete Conceptual Site Plan and submit to            Accomplished
   Buyer for approval

o  Buyer approves Conceptual Site Plan                    Accomplished

o  City makes application to the State of                 Accomplished
   California Department of Transportation for
   approval to construct a new southbound off-ramp
   to Highway 101

o  Complete planning and design for submittal of          Accomplished
   Entitlement application/submit application

o  City determines application is complete                Accomplished

o  City selects EIR consultant                            Accomplished

o  EIR consultant prepares draft EIR                      On or before September 23, 1996

o  Complete public review of draft EIR                    November 11, 1996

o  EIR consultant responds to public comment and          Ninety (90) days following end of
   prepares final EIR                                     public comment period, but in no
                                                          event later than December 15, 1996

o  Planning Commission approves grant of                  Sixty (60) days following receipt of
   Entitlements                                           final EIR, but in no event later than
                                                          February 15, 1997

o  City Council approves grant of Entitlements and        Thirty (30) days following Planning
   files a notice of determination indicating the         Commission decision, but in no event
   certification of the EIR                               later than March 17, 1997

o  CALTRANS grants final approval to PSR/PR for           March 17, 1997
   Off-Ramp

o  Expiration of CEQA appeal period                       Thirty (30) days following filing of
                                                          Notice of Determination, but in no
                                                          event later than April 17, 1997

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